FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE

For September 6, 2002

Precision Drilling Corporation
4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7

(Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F __________ Form 40-F ✓

(Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934)

Yes __________ No ✓

(If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82)

N/A

PRECISION DRILLING CORPORATION

September 6, 2002

THE TORONTO STOCK EXCHANGE
The Stock Exchange Tower 2 First Canadian Place 130 King Street West
Toronto, Ontario M5X 1J2

ATTENTION: Ms. Glenda Barbour, Corporate Reporting Officer

Dear Glenda:

RE: Precision Drilling Corporation Employee Stock Option Plan

Precision Drilling

According to our records and our letter dated August 7, 2002 the total number of stock options outstanding under the Employee Stock Option Plan as at July 31, 2002 was 4,225,101.

A reconciliation is as follows:

Outstanding as at July 31, 2002	**4,225,101**
• A- Options granted	+0
• B - Options expired	0
• C - Options canceled due to change in employment status	-15,100
• D - Options exercised	-21,100
Total options at August 31, 2002	**4,188,901**

Stock Option Plan Pre-1996 closing balance at Aug 31/02	500
Stock Option Plan 1 closing balance at Aug 31/02	0
Stock Option Plan 2 closing reserve balance at Aug 31/02	0
Stock Option Plan 3 closing reserve balance at Aug 31/02	0
Stock Option Plan Third Amendment 1997 reserve balance at Aug 31/02	157,790
Stock Option Plan 2001 reserve balance at Aug 31/02	18,455
Stock Option Plan 2002 reserve balance at Aug 31/02	111,463
TOTAL	**288,208**

At Aug 31/02 there were 53,945,674 Common Shares issued and outstanding. All options granted have been granted pursuant to the terms and provisions of the Company's Stock Option Plan as approved by the shareholders.

If you should have any questions on the attached information, please do not hesitate to contact me.

Yours truly,

Jan Campbell
Corporate Secretary

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile: 403.716.4869
www.precisiondrilling.com

02 aug.wpd

OPTION REPORT FOR THE MONTH ENDED
August 31, 2002

A. OPTIONS GRANTED

NAME	NO. OF OPTIONS	DATE GRANTED	OPTION PRICE	EXERCISE BEGINNING DATE	Plan #	EXPIRY DATE	

TOTAL 0

B. OPTIONS EXPIRED

NAME	NO. OF OPTIONS	OPTION PRICE	DATE Expired	EXPIRY DATE	Plan #		

TOTAL 0

C. OPTIONS CANCELLED

NAME	NO. OF OPTIONS	OPTION PRICE	DATE CANCELLED	EXPIRY DATE	Plan #		
Bernard Nugent	1200	$51.000	Aug 31/02	Mar 31/05	4		
Ronnie Anderson	900	$33.500	Aug 31/02	Aug 31/04	4		
Gord Skulmoski	8000	$40.250	Aug 31/02	July 31/05	5		
Brian Roberts	5000	$65.900	Aug 31/02	July 31/06	5		

TOTAL 15,100

D. OPTIONS EXERCISED

NAME	NO. OF OPTIONS	OPTION PRICE	DATE GRANTED	:XPIRY DAT	Exercise Date	:XERCISE PRIC	Plan #
Lionel Cornet	300	$33.500	Sept 4/99	Aug 31/04	Aug 2/02	$43.870	4
Jody Rath	1,000	$40.280	Jly 19/01	July 31/06	aug 6/02	$45.100	5
Don Pack	1,300	$28.000	July 2/99	July 31/04	Aug 8/02	$45.240	4
Don Pack	200	$28.000	July 2/99	July 31/04	Aug 8/02	$45.250	4
Mike Miles	1,000	$40.280	July 19/01	July 31/06	Aug 13/02	$49.000	5
Randy Hayden	300	$34.700	Feb 10/00	June 30/05	Aug 14/02	$48.500	4
Mark Helmer	1,000	$33.750	Dec 12/97	Nov 30/02	Aug 15/02	$51.210	4
Rick Galenza	1,500	$33.500	Sept 4/99	Aug 31/04	Aug 16/02	$51.000	4
Steve James	600	$30.350	Apr 4/98	Apr 30/03	Aug 19/02	$51.730	4
Steve James	400	$30.350	Apr 4/98	Apr 30/03	Aug 19/02	$51.600	4
Perry Huber	450	$40.250	Nov 14/00	Oct 31/05	Aug 19/02	$52.780	5
Bob German	3,000	$21.800	July 30/98	July 31/03	Aug 19/02	$51.500	4
Bob German	2,000	$33.500	Sept 4/99	July 31/04	Aug 19/02	$51.500	4
Doug Evasiuk	2,800	$16.300	Mar 11/99	June 30/04	Aug 21/02	$51.770	2
Doug Evasiuk	100	$16.300	Mar 11/99	June 30/04	Aug 21/02	$51.850	2
Doug Evasiuk	100	$16.300	Mar 11/99	June 30/04	Aug 21/02	$51.860	2
Rod McBeth	500	$34.700	Feb 10/00	June 30/05	Aug 22/02	$52.950	4
Greg Berg	100	$40.280	July 19/01	July 31/06	Aug 22/02	$52.400	5
Greg Berg	300	$40.280	July 19/01	July 31/06	Aug 22/02	$52.550	5
Greg Berg	600	$40.280	July 19/01	July 31/06	Aug 22/02	$52.580	5
Ken Hudgeon	500	$33.500	Sept 4/99	July 31/04	Aug 26/02	$53.050	4
Randy Hayden	150	$34.700	Feb 10/00	June 30/05	Aug 26/02	$53.100	4
Harold Miller	200	$33.500	Sept 4/99	July 31/04	Aug 26/02	$53.870	4
Harold Miller	800	$33.500	Sept 4/99	July 31/04	Aug 26/02	$53.850	4
Dean Miskiman	600	$25.500	June 16/98	June 30/03	Aug 26/02	$53.000	4
Dean Miskiman	400	$25.500	June 16/98	June 30/03	Aug 26/02	$53.010	4
Richard Odom	900	$33.500	Sept 4/99	July 31/04	Aug 27/02	$52.630	4

TOTAL **21,100**

STOCK OPTION PLAN "0" (Previous Plans)

A reconciliation is as follows:

Opening Stock Option Balance July 31/02	0

- **A- Options granted**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER
Subtotal				+0

- **B - Options expired**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER
Subtotal				-0

- **C - Options cancelled due to change in employment status**

Subtotal	-0

- **D - Options exercised**

DATE	**NAME**	**DATE OF GRANT**	**PRICE**	**NUMBER**
Subtotal				-0

Closing Stock Option Plan Balance (aug 31/02)	**0**

SUMMARY

Opening Balance Stock Option Plan 0	826,222
Additional Listings Under Plan	0
Stock Options Granted to date	-41,000
Stock Options Cancelled to date	+41,000
Stock Options Expired to date	+0
Stock Options Exercised to date	-710,322
Adjustment to meet TSX Report	-115,400
Balance of Stock Option Plan '0' as of Aug 31/02	**500**

STOCK OPTION PLAN □1"

A reconciliation is as follows:

Opening Stock Option Balance (July 31/02) 0

- **A- Options granted**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER

Subtotal
0

- **B - Options expired**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER

Subtotal
0

- **C - Options cancelled due to change in employment status**

DATE	NAME	DATE CANCELLED	PRICE	NUMBER
Subtotal				-0

- **D - Options exercised**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER
Subtotal				-
Closing Stock Option Plan Balance (Aug 31/02)				0

SUMMARY

Opening Balance Stock Option Plan 1	436,266
Additional Listings Under Plan	0
Stock Options Granted to date	-16,000
Stock Options Cancelled to date	+16,000
Stock Options Expired to date	0
Stock Options Exercised to date	-436,266
Balance of Stock Option Plan '1' as of Aug 31/02	0

02 aug.wpd

STOCK OPTION PLAN 2"

A reconciliation is as follows:

Opening Stock Option Balance (July 31/02) **106,000**

- **A- Options granted**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER

Subtotal +0

- **B - Options expired**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER

Subtotal 0

- **C - Options cancelled due to change in employment status**

DATE	NAME	DATE CANCELLED	PRICE	NUMBER

-0

- **D - Options exercised**

Name	**#**	**Date Granted**	**Expiry**	**Exercise Date**	Price
Doug Evasiuk	3000	Mar 11/99	July 31/04	July 2/02	$16.30

Subtotal -3,000

Closing Stock Option Plan Balance (aug 31/02) **103,000**

SUMMARY

Opening Balance Stock Option Plan 2	1,297,512
Additional Listings Under Plan	0
Stock Options Granted to date	-622,500
Stock Options Cancelled to date	+519,500
Stock Options Expired to date	0
Stock Options Exercised to date	-1,194,512

Balance of Stock Option Plan '2' as of aug 31/02 **0**

STOCK OPTION PLAN 3"

A reconciliation is as follows:

Opening Stock Option Balance (July 31/02) 22,700

- **A- Options granted**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER

Subtotal +0

- **B - Options expired**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER

Subtotal 0

- **C - Options cancelled due to change in employment status**

DATE	NAME	DATE CANCELLED	PRICE	NUMBER

Subtotal -0

- **D - Options exercised**

DATE	**NAME**	**DATE OF GRANT**	**PRICE**	**NUMBER**

Subtotal -

Closing Stock Option Plan Balance (Aug 31/02) 22,700

SUMMARY

Opening Balance Stock Option Plan 3	593,488
Additional Listings Under Plan	0
Stock Options Granted to date	-61,900
Stock Options Cancelled to date	+39,200
Stock Options Expired to date	0
Stock Options Exercised to date	-570,788

Balance of Stock Option Plan '3' as of aug 31/02 0

THIRD AMENDMENT TO STOCK OPTION PLAN 1997 (4C)

A reconciliation is as follows:

Opening Stock Option Balance (July 31/02)	<u>1,950,226</u>

- **A- Options granted**

NAME	Number	DATE OF GRANT	PRICE	
Subtotal				+0

- **B - Options expired**

DATE	NAME	NUMBER	PRICE	
				0
Subtotal				

- **C - Options cancelled due to change in employment status**

Aug 31/02	Bernard Nugent	$51.00	1200		
Aug 31/02	Ronnie Anderson	$33.50	900		
Subtotal					-2,100

- **D - Options exercised**

DATE	**NAME**	**DATE OF GRANT**	**PRICE**	**NUMBER**
	SEE SCHEDULE 'A'			-14,650

Closing Stock Option Plan Balance (Aug 31/02)	<u>1,933,476</u>
SUMMARY	
Opening Balance Stock Option Plan 1997	1,116,436
Additional Listings Under Plan	+731,476
Additional Listing Under Plan	+800,197
Additional Listings Under Plan	+691,417
Stock Options Granted to date	-2,937,652
Stock Options Cancelled to date	+1,004,176
Stock Options Expired to date	0
Stock Options Exercised to date	-1,248,260
Balance of Third Amendment Stock Option Plan 1997 as of Aug 31/02	<u>157,790</u>

D. OPTIONS EXERCISED

Schedule 'A'

NAME	NO. OF OPTIONS	OPTION PRICE	DATE GRANTED	:XPIRY DAT	Exercise Date	:XERCISE PRIC	Plan #
Lionel Cornet	300	$33.500	Sept 4/99	Aug 31/04	Aug 2/02	$43.870	4
Don Pack	1,300	$28.000	July 2/99	July 31/04	Aug 8/02	$45.240	4
Don Pack	200	$28.000	July 2/99	July 31/04	Aug 8/02	$45.250	4
Randy Hayden	300	$34.700	Feb 10/00	June 30/05	Aug 14/02	$48.500	4
Mark Helmer	1,000	$33.750	Dec 12/97	Nov 30/02	Aug 15/02	$51.210	4
Rick Galenza	1,500	$33.500	Sept 4/99	Aug 31/04	Aug 16/02	$51.000	4
Steve James	600	$30.350	Apr 4/98	Apr 30/03	Aug 19/02	$51.730	4
Steve James	400	$30.350	Apr 4/98	Apr 30/03	Aug 19/02	$51.600	4
Bob German	3,000	$21.800	July 30/98	July 31/03	Aug 19/02	$51.500	4
Bob German	2,000	$33.500	Sept 4/99	July 31/04	Aug 19/02	$51.500	4
Rod McBeth	500	$34.700	Feb 10/00	June 30/05	Aug 22/02	$52.950	4
Ken Hudgeon	500	$33.500	Sept 4/99	July 31/04	Aug 26/02	$53.050	4
Randy Hayden	150	$34.700	Feb 10/00	June 30/05	Aug 26/02	$53.100	4
Harold Miller	200	$33.500	Sept 4/99	July 31/04	Aug 26/02	$53.870	4
Harold Miller	800	$33.500	Sept 4/99	July 31/04	Aug 26/02	$53.850	4
Dean Miskiman	600	$25.500	June 16/98	June 30/03	Aug 26/02	$53.000	4
Dean Miskiman	400	$25.500	June 16/98	June 30/03	Aug 26/02	$53.010	4
Richard Odom	900	$33.500	Sept 4/99	July 31/04	Aug 27/02	$52.630	4

TOTAL **14,650**

STOCK OPTION PLAN 2001 (Plan Number 5)

A reconciliation is as follows:

Opening Stock Option Balance (July 31/02)	1,366,275

- **A- Options granted**

Name	Date of Grant	Number	Price

Subtotal	+0

- **B - Options expired**

DATE	NAME	NUMBER	PRICE

Subtotal	0

- **C - Options cancelled due to change in employment status**

Aug 31/02	Gord Skulmoski	8000	$40.25
Aug 31/02	Brian Roberts	5000	$65.90

Subtotal	-13,000

- **D - Options exercised**

See Schedule 'B'

-3,450

Closing Stock Option Plan Balance (aug 31/02)	1,349,825

SUMMARY

Opening Balance Stock Option Plan 5	1,405,180
Additional Listings Under Plan	+0
Stock Options Granted to date	-1,560,274
Stock Options Cancelled to date	+210,449
Stock Options Expired to date	0
Stock Options Exercised to date	-36,900
Balance of Stock Option Plan 5 as of Aug 31/02	18,455

D. OPTIONS EXERCISED

Schedule 'B'

NAME	NO. OF OPTIONS	OPTION PRICE	DATE GRANTED	XPIRY DAT	Exercise Date	XERCISE PRIC	Plan #
Jody Rath	1,000	$40.280	Jly 19/01	July 31/06	aug 6/02	$45.100	5
Mike Miles	1,000	$40.280	July 19/01	July 31/06	Aug 13/02	$49.000	5
Perry Huber	450	$40.250	Nov 14/00	Oct 31/05	Aug 19/02	$52.780	5
Greg Berg	100	$40.280	July 19/01	July 31/06	Aug 22/02	$52.400	5
Greg Berg	300	$40.280	July 19/01	July 31/06	Aug 22/02	$52.550	5
Greg Berg	600	$40.280	July 19/01	July 31/06	Aug 22/02	$52.580	5

TOTAL **3,450**

STOCK OPTION PLAN 2002 (Plan Number 6)

A reconciliation is as follows:

Opening Stock Option Balance (July 31/02)	779,900

- **A- Options granted**

Name	Date of Grant	Number	Price

Subtotal	+0

- **B - Options expired**

DATE	NAME	NUMBER	PRICE

Subtotal	0

- **C - Options cancelled due to change in employment status**

NAME	Number	PRICE	DATE CANCELED

Subtotal	-0

- **D - Options exercised**

NAME	**NUMBER**	**PRICE**	**DATE OF GRANT**

	-0
Closing Stock Option Plan Balance (Aug 31/02)	779,900

SUMMARY

Opening Balance Stock Option Plan 6	891,363
Additional Listings Under Plan	+0
Stock Options Granted to date	-805,100
Stock Options Cancelled to date	+25,200
Stock Options Expired to date	0
Stock Options Exercised to date	-0
Balance of Stock Option Plan 6 as of Ayg 31 31/02	111,463

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Per: ______________________
Jan Campbell
Corporate Secretary

Date: September 6, 2002